RECEIVED SECU 15047316 SION

'15 MAR -4 PM

SEC / MR

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38520

3/6/15

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST COMMONWEALTH SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 14TH STREET NE, SUITE 3240

(No. and Street)

ATLANTA	GA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORBERT SIMMONS (404) 942-7997

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC

(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, NORBERT SIMMONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COMMONWEALTH SECURITIES CORPORATION, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Norbert Simmons
Signature

PRESIDENT
Title

Cassandra Prescott
Notary Public

CASSANDRA PRESCOTT
Notary Public, Georgia
DeKalb County
My Commission Expires
January 21, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST COMMONWEALTH SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2014

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Commonwealth Securities Corp

We have audited the accompanying financial statements of First Commonwealth Securities Corp (a Louisiana corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. First Commonwealth Securities Corp's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Commonwealth Securities Corp as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of First Commonwealth Securities Corp's financial statements. The supplemental information is the responsibility of First Commonwealth Securities Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 20, 2015

FIRST COMMONWEALTH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 23,902
Receivable from shareholder	69,847
Securities owned:	
Prepaid Expense	2,300
Marketable, at market value	14,388
Equipment, at cost, less accumulated depreciation of $854	-
Total Assets	$ 110,437

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 9,254
Total liabilities	9,254
SHAREHOLDERS' EQUITY:	
Common stock, no par value, 1000 shares authorized, 160 issued and outstanding	46,850
Additional paid in capital	169,856
Retained earnings (deficit)	(115,523)
Total shareholders' equity	101,183
Total liabilites and shareholders' equity	$ 110,437

The accompanying notes are an integral part of these financial statements.

FIRST COMMONWEALTH SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Commissions	$	-
Net investment gains (losses)		2,448
Interest and dividends		25
Total revenue	$	2,473
Expenses:		
Commissions and clearing fees	$	-
Communications and occupancy		6,000
Other operating expenses		26
Total expenses	$	6,026
Net income (loss) before taxes	$	(3,553)
Income taxes		-
Net income (loss)	$	(3,553)

The accompanying notes are an integral part of these financial statements.

FIRST COMMONWEALTH SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid in Capital	Accumulated (Deficit)	Total
Balance at beginning of the year	$ 46,850	$ 163,766	$ (111,970)	$ 98,646
Capital contributions		6,090		6,090
Net income (loss)			(3,553)	(3,553)
Balance at end of the year	$ 46,850	$ 169,856	$ (115,523)	$ 101,183

The accompanying notes are an integral part of these financial statements.

FIRST COMMONWEALTH SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net income (loss)		$ (3,553)
Adjustments to reconcile net income to net cash provided by operating activities:		
Prepaid Expense		$ (2,300)
Unrealized loss (gain)		(2,448)
Dividend on marketable securities		-
Increase in accounts payable, accrued expenses, and other liabilities		800
Total adjustments		(3,948)
Net cash used by operating activities		(7,501)
Cash flows from investing activities:		
None		-
Cash flows from financing activities		
Capital contributions		6,090
Net decrease in cash		(1,411)
Cash at beginning of the year		25,313
Cash at end of the year		$ 23,902
Supplemental cash flow disclosures:		
Interest payments		$ -
Income tax payments		$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market accounts are not considered to be cash equivalents

FIRST COMMONWEALTH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Louisiana corporation on August 6, 1987, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2014 was $0.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on a trade date basis. At December 31, 2014 there was an unrealized gain of $2,448.00

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Review for Subsequent Events

Management had evaluated subsequent events through February 19, 2015, the date which the financial statements were available to be issued.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE 2- INCOME TAXES

Net income for the year ended December 31, 2014, as reported in the accompanying financial statements, is reconciled with ordinary income as reported on the Company's federal corporation income tax return as follows:

Net loss before taxes per financial statements	$(3,553)
Add:	
Nondeductible expenses	0
Less:	
Non taxable income	(2,448)
Total federal taxable loss per tax return	$ (6,001)

The Company has loss carry forwards of $182,338 that may be offset against future taxable income. The net operating loss carry forwards expire as follows:

Year ending December 31,	
2022	$ 2,740
2025	64,992
2026	24,793
2027	531
2028	25,468
2029	15,728
2030	11,769
2031	16,866
2032	11,811
2033	7,640
2034	6,001
	$188,339

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2010. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2014.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $29,036 at December 31, 2014, which exceeded required net capital of $5,000 by $24,036. The Ratio of aggregate indebtedness to net capital at December 31, 2013, was 31.87%.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company shares occupancy and office expenses with its sole shareholder. The company's share of occupancy and office expenses paid for 2014 was $6,000. The Company's shareholder also paid for many of the company's expenses out of his personal accounts. These payments were considered capital contributions to the company. The total of the payments made by the officer during the year ended December 31, 2014 was $6,090.

NOTE 6- GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $3,553 for the year ended December 31, 2014. In each of the three prior years, the Company experienced net losses. These losses have reduced working capital and retained earnings to the extent that the Company may not be able to continue as a going concern. The shareholder has been providing working capital funds and management has reduced expenses as much as possible.

Management also has current plans to bring in revenue in the next year and the shareholder has agreed to contribute enough capital to keep the company going.

The ability of the Company to continue as a going concern is dependent upon the success of these actions and the ability of the shareholder to contribute capital. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

FIRST COMMONWEALTH SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2014

SCHEDULE I

FIRST COMMONWEALTH SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

AGGREGATE INDEBTEDNESS:		
Accounts payable, accrued expenses, and other liabilities	$	9,254
TOTAL AGGREGATE INDEBTEDNESS	$	9,254
NET CAPITAL:		
Common stock	$	46,850
Additional paid in capital		169,856
Retained earnings (deficit)		(115,523)
		101,183
ADJUSTMENTS TO NET CAPITAL:		
Receivable from shareholder		(69,847)
Prepaid expenses		(2,300)
Haircuts		-
Net capital, as defined	$	29,036
MINIMUM NET CAPITAL REQUIREMENT		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$	24,036
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL		31.87%

FIRST COMMONWEALTH SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2014

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/14	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/14
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 101,183	$ -	$ 101,183
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	69,847	2,300	72,147
Haircuts on securities	-	-	-
Total deductions	69,847	2,300	72,147
Net capital	$ 31,336	$ (2,300)	$ 29,036

SCHEDULE II

FIRST COMMONWEALTH SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2014

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

FIRST COMMONWEALTH SECURITIES CORPORATION

SUPPLEMENTARY REPORT

DECEMBER 31, 2014

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Commonwealth Securities Corp

We have reviewed management's statements, included in the accompanying Exemption Attestation, in which (1) First Commonwealth Securities Corp identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Commonwealth Securities Corp claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) First Commonwealth Securities Corp stated that First Commonwealth Securities Corp met the identified exemption provisions throughout the most recent fiscal year without exception. First Commonwealth Securities Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Commonwealth Securities Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 20, 2015

SEC RULE 15C3-3 EXEMPTION ATTESTATION

On behalf of First Commonwealth Securities Corporation, I, Norbert Simmons, as President and Chief Executive Officer, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- First Commonwealth Securities Corporation claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- First Commonwealth Securities Corporation did not hold any customer funds or securities at any time during the year.
- First Commonwealth securities Corporation met the identified exemption provisions throughout the reporting period of January 1, 2014 through December 31, 2014 without exception.

Norbert Simmons

Norbert A. Simmons

President and Chief Executive Officer

First Commonwealth Securities Corporation